January 28, 2019

Erik S. Nelson
Chief Executive Officer
Nocera, Inc.
2030 Powers Ferry Road SE Suite #212
Atlanta, GA 30339

       Re: Nocera, Inc.
           Form 10-12G
           Filed October 19, 2018
           File No. 000-55993

Dear Mr. Nelson:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products